$101,216,743

Notional Amount

RALI Series 2003-QS12 Trust

Issuing Entity

Residential Accredit Loans, Inc.

Depositor

Residential Funding Company, LLC

Master Servicer and Sponsor

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-QS12

___________________________________________

Supplement dated February 25, 2008

to

Prospectus Supplement dated February 19, 2008

to

Prospectus dated April 9, 2007

___________________________________________

Capitalized terms used in this supplement are defined in the prospectus supplement dated February 19, 2008, to which this supplement is attached.

The prospectus supplement is hereby revised as follows:

The first four paragraphs under the section entitled “Sponsor and Master Servicer” in the prospectus supplement are hereby deleted and replaced with the following:

Sponsor and Master Servicer

Residential Funding Company, LLC, a Delaware limited liability company, buys residential mortgage loans under several loan purchase programs from mortgage loan originators or sellers nationwide, including affiliates, that meet its seller/servicer eligibility requirements and services mortgage loans for its own account and for others. See “The Trusts—Mortgage Collateral Sellers” and “—Qualifications of Sellers” in the prospectus for a general description of applicable seller/servicer eligibility requirements. Residential Funding Company, LLC’s principal executive offices are located at One Meridian Crossings, Suite 100, Minneapolis, Minnesota 55423. Its telephone number is (952) 857-7000. Residential Funding Company, LLC conducts operations from its headquarters in Minneapolis and from offices located primarily in California, Texas, Maryland, Pennsylvania and New York. Residential Funding Company, LLC finances its operations primarily through its securitization program.

Residential Funding Company, LLC converted from a Delaware corporation to a Delaware limited liability company on October 6, 2006. Residential Funding Company, LLC was formerly known as Residential Funding Corporation. Residential Funding Company, LLC was founded in 1982 and began operations in 1986, acquiring, servicing and securitizing residential jumbo mortgage loans secured by first liens on one- to four-family residential properties. GMAC LLC, formerly known as General Motors Acceptance Corporation, purchased Residential Funding Company, LLC in 1990. In 1995, Residential Funding Company, LLC expanded its business to include “Alt-A” first lien mortgage loans, such as some of the mortgage loans described in this prospectus supplement. Residential Funding Company, LLC also began to acquire and service “subprime”, closed-end and revolving loans secured by second liens in 1995.

On November 21, 2007, Moody’s Investors Service, Inc., or Moody’s, reduced the servicer quality rating (“SQ”) of Residential Funding as a master servicer of residential mortgage loans to SQ1- from SQ1 and placed these ratings on review for possible further downgrade. The downgrade was prompted by Moody's rating action on the senior unsecured debt rating of the parent corporation, Residential Capital, LLC, which was downgraded on November 1, 2007, to Ba3 from Ba1. Based on the rating action, Moody's lowered its servicing stability assessment for the master servicing operations to average from above average. The senior unsecured debt rating of Residential Capital, LLC was downgraded to B2 on February 5, 2008. No assurance can be given that this reduction of the rating on the senior unsecured debt of Residential Capital, LLC to B2 will not adversely affect Residential Funding's current SQ rating.

Moody's SQ rating for master servicers represents its view of a master servicer's ability to report servicer activity to trustees or investors and oversee the performance and reporting of underlying servicers. The SQ rating scale takes into account servicing stability which is a combination of the company's operational stability, financial stability, and the ability to respond to changing market conditions. The rating scale ranges from SQ1 (strong) to SQ5 (weak).

On February 22, 2008, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, reduced the counterparty long term credit rating of Residential Capital, LLC from BB+ to B, and reduced the counterparty short term credit rating of Residential Capital, LLC from B to C. Standard & Poor's also assigned a negative rating outlook for Residential Capital, LLC.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus until ninety days following the date hereof.

Citi Underwriter